UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-36206

500.com LIMITED

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park

Nanshan District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

500.com Limited (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Report on Form 6-K, dated May 17, 2018 (the “Original 6-K”), solely to clarify the fact that the Tianjin Municipality Sports Lottery Administration Center is in charge of the sales and administration of sports lottery products as indicated in the last paragraph of the Original 6-K.

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1 - 500.com Entered into Cooperation Agreement with the Tianjin Municipality Sports Lottery Administration Center to Develop Physical Sales Channels

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Zhengming Pan
Name:	Zhengming Pan
Title:	CEO

Date: May 17, 2018